UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STOKE THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

86150R107

(CUSIP Number of Class of Securities)

Edward M. Kaye, M.D.

Chief Executive Officer

Stoke Therapeutics, Inc.

45 Wiggins Avenue

Bedford, Massachusetts 01730

(781) 430-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Stephen J. Tulipano Chief Financial Officer Stoke Therapeutics, Inc. 45 Wiggins Avenue Bedford, Massachusetts 01730 (781) 430-8200	Effie Toshav, Esq. Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP 555 California Street San Francisco, California (415) 875-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Restricted Stock Units dated November 2, 2023 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Stoke Therapeutics, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 45 Wiggins Avenue, Bedford, Massachusetts 01730, and the telephone number of its principal executive offices is (781) 430-8200.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for an award of restricted stock units of the Company. The Company’s past or present advisers, consultants, contractors, former employees, or present or past non-employee members of our Board of Directors, will not be eligible to participate in this offer.

An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2014 Equity Incentive Plan, as amended (the “2014 Plan”) or its 2019 Equity Incentive Plan (the “2019 Plan” and together with the 2014 Plan, the “Plans”), and has a per share exercise price equal to or greater than $14.00 (which is the 52-week high trading price of our common stock as of November 2, 2023). As of October 30, 2023, Eligible Options to purchase 4,050,742 shares of Common Stock were outstanding.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant one or more awards of restricted stock units (each, a “New RSU”) following the Expiration Time (as defined in the Exchange Offer) subject to the terms and conditions described in the Exchange Offer.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Employees; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:

Stoke Therapeutics, Inc.

45 Wiggins Avenue

Bedford, Massachusetts 01730

The directors and executive officers of the Company as of October 1, 2023 are set forth below:

Name	Title
Edward M. Kaye, M.D.	Chief Executive Officer & Director
Huw M. Nash, Ph.D.	Chief Operating Officer and Chief Business Officer
Stephen J. Tulipano, CPA	Chief Financial Officer
Barry S. Ticho, M.D., Ph.D., FACC	Chief Medical Officer
Jonathan Allan, J.D.	General Counsel & Corporate Secretary
Jennifer C. Burstein, CPA	Director
Seth L. Harrison, M.D.	Chairman of the Board of Directors
Adrian R. Krainer, Ph.D.	Director
Arthur A. Levin, Ph.D.	Director
Garry E. Menzel, Ph.D.	Director
Ian F. Smith	Director
Julie Anne Smith	Director
Arthur O. Tzianabos, Ph.D.	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Employees; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 9 (“Information Concerning Stoke Therapeutics; Financial Information”), Section 11 (“Accounting Consequences of the Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), Section 14 (“Extension of the Exchange Offer; Termination; Amendment”) and Section 15 (“Consideration; Fees and Expenses”) is incorporated herein by reference.

(b) Purchases.

The information set forth under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(9) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The consideration used in the Exchange Offer will be New RSUs. The information set forth in Item 4(a) above, and the information set forth under Section 15 (“Consideration; Fees and Expenses”) of the Offering Memorandum, are incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth under Section 9 (“Information Concerning Stoke Therapeutics; Financial Information”), including Section 16 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 12 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units, dated November 2, 2023

(a)(1)(B)	Form of Announcement to Eligible Employees that Exchange Program has Opened

(a)(1)(C)	Form of Email Confirming Receipt of Election(s)

(a)(1)(D)	Form of Reminder Email to Eligible Employees Regarding the Exchange Offer Deadline

(a)(1)(E)	Form of Frequently Asked Questions

(a)(1)(F)	Story Boards for Employee Education Videos

(a)(1)(G)	Screenshots from Exchange Offer Website

(a)(1)(H)	Stoke Therapeutics Stock Option Exchange Program PowerPoint Deck

(a)(1)(I)	Script for Power Point Deck

(b)	Not applicable

(d)(1)	Stoke Therapeutics, Inc. 2019 Equity Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 19, 2019 (SEC File No. 333-231700))

(d)(2)	Stoke Therapeutics, Inc. 2014 Equity Incentive Plan, as amended, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 filed with the Commission on May 23, 2019 (SEC File No. 333-231700))

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STOKE THERAPEUTICS, INC.

By:	/s/ Stephen J. Tulipano
Stephen J. Tulipano
Chief Financial Officer

Dated: November 2, 2023